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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No.   )*

                    HUDSON TECHNOLOGIES., INC.
                       (Name of Issuer)


                   COMMON STOCK. $.01 PAR VALUE
               (Title of Class of Securities)


                          444144-10-9
                        (CUSIP Number)


                        December 19, 2003
  (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

 |_| Rule 13d-1(b)

 |x| Rule 13d-1(c)

 |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18
of   the  Securities  Exchange  Act  of  1934  ("Act")  or
otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 444144-10-9

1.    NAMES OF REPORTING PERSONS.  Frederick T. Zugibe, Sr.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)
      (A) |_|
      (B) |x|

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

               5.   SOLE VOTING POWER
                    362,132
Number of
Shares         6.   SHARED VOTING POWER
Beneficially        182,000
owned by
Each           7.   SOLE DISPOSITIVE POWER
Reporting           362,132
Person With
               8.   SHARED DISPOSITIVE POWER
                    182,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,298 in the aggregate

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      6.0 %

12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN


               SCHEDULE 13G

Item 1(a).  Name of Issuer:
  Hudson Technologies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
  275 North Middletown Road
  Pearl River, New York 10965


Item 2(a).  Name of Person Filing:
  Frederick T. Zugibe, Sr.

Item 2(b).  Address of Principal Business Office or, If None,
Residence:
  One Angelus Drive, Garnerville, New York  10923



Item 2(c).  Citizenship:
       Reporting person is a United States citizen.

Item 2(d).  Title of Class of Securities:
  Common Stock, par value $.01 per share. (includes
  12,834 common stock purchase  warrants)

Item 2(e).  CUSIP Number:
  444144-10-9

Item 3.     Type of Reporting Person:



Item 4.     Ownership:

            (a) Amount Beneficially Owned:
             As of December 19, 2003, Frederick T. Zugibe,
       Sr. beneficially owned 531,298 shares of common stock of Hudson Technologies, Inc. (the "Company"), which amount includes 362,132 shares owned by Frederick T. Zugibe, Sr. and 182,000 shares owned by Frederick T. Zugibe, Sr. and his Wife

            (b) Percentage of Class:
       6.0  %  beneficially owned by Frederick  T.  Zugibe.
       Calculation of percentage of beneficial ownership is based on 8,999,626 shares of the Issuer's Common
       Stock outstanding on December 19, 2003 following completion of the Issuer's public offering.

            (c) Number of Shares as to Which Such Person
            Has:

                     (i)  sole power to vote or direct the
                 vote:
                          362,132 shares of Common Stock

                     (ii) shared power to vote or direct the
                 vote:
                          182,000 shares of Common Stock

                     (iii)     sole power to dispose or
                 direct the disposition of:
                          362,132 shares of Common Stock

                     (iv) shared power to dispose or
                 direct the disposition of:
                          182,000 shares of Common stock

Items 5-9.  Not applicable.



Item 10.         Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                    SIGNATURE

        After  reasonable inquiry and to the  best  of  the
undersigned's   knowledge  and  belief,   the   undersigned
certifies that the information set forth in this statement is true, complete and correct.

                                    March 2, 2004
                                    Date

                                    /s/ Frederick T. Zugibe, Sr.
                                    Signature

                                    Frederick T. Zugibe, Sr.
                                    Name/Title